SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of January 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







       ITS OFFICIAL! RYANAIR ARE CHEAPER AND MORE ON-TIME THAN SNOOZYJET!

Ryanair, Europe's No 1 low fares airline, today (8th January 2003) celebrated beating Easyjet on punctuality for 52 weeks out of 52 weeks in 2003 by announcing a seat sale- 1 Million seats for ONLY 52p*!

Ryanair's Deputy Chief Executive Michael Cawley said:
"When it comes to giving passengers what they really want - lower fares and on-time flights - Ryanair beats Easyjet every week.

"To celebrate, we are selling 1 Million seats for an incredible 52p!* (excl taxes). That's almost 20,000 seats for each week of the 52 weeks that Ryanair has been cheaper and more on-time than Easyjet. 91% of Ryanair flights arrived on-time in 2003 compared to only 76% of Easyjet flights arriving on-time in 2003. If you want to save money and arrive on-time, fly Ryanair and if you prefer high fares and late arrivals chose Easyjet.

"Seats are available for booking at www.ryanair.com from Friday 9th January 04 until midnight Monday 12th Jan 04. So it's grab a bargain time, book as quickly as possible because at these special prices demand will be huge!"

*Offer excludes taxes, fees and charges and is subject to availability. Ryanair Term and Conditions apply - see www.ryanair.com

Ends    8th January 2004

For further information:

Paul Fitzsimmons - Ryanair Tel : 00 353 1 812 1228

Pauline McAlester - Murray Consultants Tel: 00 353 1 4980 300

Booking Period: Friday 09 Jan - midnight Monday 12 Jan
Travel Period:23rd Jan - 31st March
Applicable Days:Mon-Thu & Sat
Advance Purchase:14 Days
Blackout Periods: 13 - 15 Feb & 20 - 22 Feb

Ryanair / EasyJet Punctuality Comparisons

                                   On Times
   Week Ending              Ryanair          Easyjet*             Ryanair
                                                                 Position


      05-Jan                 81%                   72%               1
      12-Jan                 84%                   76%               1
      19-Jan                 93%                   86%               1
      26-Jan                 97%                   88%               1
      02-Feb                 81%                   64%               1
     09- Feb                 90%                   63%               1
      16-Feb                 89%                   73%               1
      23-Feb                 89%                   72%               1
     02- Mar                 91%                   79%               1
      09-Mar                 88%                   81%               1
      16-Mar                 94%                   86%               1
      23-Mar                 86%                   82%               1
      30-Mar                 93%                   78%               1
     06-April                92%                   68%               1
     13-April                95%                   79%               1
     20-April                93%                   79%               1
     27-April                97%                   81%               1
     04- May                 91%                   75%               1
      11-May                 94%                   81%               1
      18-May                 92%                   70%               1
      25-May                 92%          not published              1
      01-Jun                 90%                   63%               1
      08-Jun                 90%                   62%               1
      15-Jun                 95%                   77%               1
      22-Jun                 94%                   74%               1
      29-Jun                 92%                   72%               1
      06-Jul                 92%                   67%               1
      13-Jul                 96%                   78%               1
      20-Jul                 88%                   71%               1
      27-Jul                 94%                   71%               1
      03-Aug                 93%                   75%               1
      10-Aug                 89%                   75%               1
      17-Aug                 94%                   74%               1
      24-Aug                 95%                   78%               1
      31-Aug                 90%                   73%               1
      07-Sep                 93%                   69%               1
      14-Sep                 94%                   78%               1
      21-Sep                 96%                   80%               1
      28-Sep                 94%                   79%               1
      05-Oct                 94%                   79%               1
      12-Oct                 96%                   81%               1
     19- Oct                 95%                   77%               1
     26- Oct                 88%                   75%               1
     02 - Nov                95%                   77%               1
     07 - Nov                94%                   86%               1
     14 - Nov                90%                   79%               1
     21 - Nov                92%                   84%               1
     30 - Nov                93%                   83%               1
      07-Dec                 83%                   78%               1
     14 - Dec                84%                   74%               1
      21-Dec                 89%                   75%               1
      28-Dec                 84%                   78%               1


*Source: Easyjet website 08/01/04


                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  08 January 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director